REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS
                          ON INTERNAL CONTROL STRUCTURE



The Board of Trustees
Ameritor Industry Fund
Washington, D.C.


In planning and performing our audit of the financial statements of Ameritor Industry Fund, for the year ended June 30, 2000, we considered the internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and to comply with the requirements of Form N-SAR, not to provide assurance on the internal control structure.

The management of the Fund is responsible for establishing and maintaining an internal control structure. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures. Two of the objectives of an internal control structure are to provide management with reasonable, but not absolute, assurance that assets are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles.

Because of inherent limitations in any internal control structure, errors or irregularities may occur and not be detected. Also, projection of any evaluation of the structure to future periods is subject to the risk that it may become inadequate because of changes in conditions or that the effectiveness of the design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted the following matters involving the control procedures and their operation that we consider to be material weaknesses, as defined above, as of June 30, 2000. These conditions were considered in determining the nature, timing and extent of the procedures to be performed in our audit of the financial statements of the Fund for the year ended June 30, 2000, and this report does not effect our report dated August 2, 2000.

Year-end security trades were not properly recorded, principally due to execution by the broker, but also due to communication of such trades to fund accounting. In addition, reconciliation of expense accruals were not performed on a timely basis.

The Fund's management has taken action to correct all of the above weaknesses. The accounting for the Fund has been outsourced to a third-party administrator. The new accounting agent has instituted daily and monthly control procedures to provide assurance that the security trades are properly and timely recorded and expense accruals are reconciled timely.

This report is intended solely for the information and use of management and the Securities and Exchange Commission, and should not be used for any other purpose.



TAIT, WELLER & BAKER


Philadelphia, Pennsylvania
August 2, 2000